

Mail Stop 3561

June 16, 2016

Chris Rondeau
Chief Executive Officer
Planet Fitness, Inc.
26 Fox Run Road
Newington, New Hampshire 03801

      Re: Planet Fitness, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Response dated June 13, 2016
             File No. 001-37534

Dear Mr. Rondeau:

We have reviewed your June 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

1.   We note from your response letter dated June 13, 2016 that you intend to comply with our comments by including the proposed revisions in future filings. However, as these comments are also applicable to your current Registration Statement on Form S-1 filed with us on May 27, 2016, please confirm you would amend your Form S-1 to comply with our prior comments as well as the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Segments, page 39

2.   We have reviewed your response to comment 1. With respect to your proposed disclosure on the usefulness of EBITDA to investors, please further define how it used by management in measuring your operating performance, and given that you say EBITDA

eliminates the impact of certain expenses that you do not believe reflect your underlying business performance, please also describe how this non-GAAP measure differs in your use from that of Adjusted EBITDA, another non-GAAP measure that adjusts for certain non-cash and other items you do not consider in evaluation of your ongoing operating performance as described in the second paragraph under Non-GAAP Financial Measures on page 42. In this regard, please clearly distinguish the usefulness to investors of both the non-GAAP measures, EBITDA and Adjusted EBITDA, as operating performance measures used by management, given that both eliminate the impact of expenses that you do not believe reflect your underlying business performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Non-GAAP Financial Measures, page 42

3.   We have reviewed your response to comment 3. Please significantly expand your disclosure in footnotes (1) and (9) of the net income to adjusted income before income taxes reconciliation to include discussions of the nature of the purchase accounting adjustments and purchase accounting amortization including the various components making up these adjustment as described in detailed in your response.

4.   We have reviewed your response to comment 4. Please confirm that you would revise the descriptive titles of 'pro forma adjusted net income per share, diluted,' and 'pro forma shares outstanding,' to 'adjusted net income per share, diluted,' and 'adjusted shares outstanding,' respectively, or similar revised captions to reflect the proper nature of these measures. Please also confirm that you will present a reconciliation of the non-GAAP per share data, similarly for fiscal year 2015, for each of the other periods presented where you have adjusted net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure